As filed with the Securities and Exchange Commission on May 21, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended May 21, 2004

MESSER GRIESHEIM HOLDING GmbH

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Information to be included in this Form 6-K

MESSER GRIESHEIM HOLDING GMBH PURCHASES ALL NOTES VALIDLY TENDERED PURSUANT TO ITS TENDER OFFER AND CONSENT SOLICITATION FOR ITS 10.375% SENIOR NOTES DUE 2011

May 20, 2004 — Messer Griesheim Holding GmbH, formerly Messer Griesheim Holding AG (the “Company”), today announced that, pursuant to its previously announced (April 21, 2004) offer to purchase (the “Tender Offer”) any and all of its outstanding 10.375% Senior Notes due 2011 (the “Notes”) and the solicitation of related consents and waivers (the “Consent Solicitation”), the Company has accepted for purchase all Notes validly tendered and not withdrawn as of 5:00 p.m., London time, on May 19, 2004 (the “Expiration Date”).

As of 5:00 p.m., London time, on the Expiration Date, an aggregate principal amount of €530,587,000 of the Notes (the “Final Tenders”) was validly and irrevocably tendered. The Final Tenders represented 96.47% of the Notes outstanding prior to the consummation of the Tender Offer.

The Company will pay for all Notes validly tendered after 5:00 p.m., London time, on May 4, 2004 and prior to 5:00 p.m., London time, on the Expiration Date (the “Expiration Date Notes”) on or around May 21, 2004 through the Bank of New York, London Branch, as Tender Agent for the Tender Offer and Consent Solicitation and agent for tendering holders of Notes for acceptance of payment for the Expiration Date Notes.

This Form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424(b) prospectus relating thereto filed on April 7, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING GmbH (Registrant)
By: /s/ KLAUS-JÜRGEN SCHMIEDER Klaus-Jürgen Schmieder Date: May 21, 2004
By: /s/ Stefan Messer /s/ Stefan Messer Date: May 21, 2004